Exhibit 99.7
Today, Dell and Perot Systems entered a definitive agreement for Dell to acquire Perot Systems in a transaction valued at $3.9 billion. Terms of the pairing were approved by boards of both companies. We anticipate the combination will close by end of Dell’s fiscal 4th quarter, pending regulatory approval, and will be funded with existing cash. Perot Systems’ current CEO, Peter Altabef will lead the combined services units of joint Perot Systems’ and Dell’s services units. The new business unit will be called Perot Systems, a Dell Company and will be run out of Perot’s current Plano, Texas campus.
This acquisition is about our strategy to provide next-generation IT service delivery and grow our enterprise revenue base. This is a key acquisition in our strategy to transform the company and IT services will be a significant part of our strategy and we have been focused on finding the right asset in this space, which Perot Systems provides. Perot Systems’ expertise in infrastructure & operations, business processes, application development services strongly complements Dell’s existing services offerings and global reach. Not only do they have a robust services portfolio, but they have tremendous segment expertise, including growth areas such as healthcare and government.
This combination allows Dell to gain a scalable asset that we can leverage our direct customer footprint to build out rapidly. We think we can add on other assets (including ours), and globalize Perot Systems into a strong global service company. Perot Systems’ world-class services innovation brings several key service offerings we don’t enjoy today. Another critical element to understand regarding this announcement is that Dell and Perot Systems are very familiar with each other from a capability and cultural standpoint. We have enjoyed a longstanding relationship over the past several years and with our announcement today take this relationship to the next level, which will allow us to deliver the best possible value for our customers. The pairing results in a compelling combination of companies that have similarly strong, relationship-based business cultures, and that are known for focus on helping customers thrive by using IT for greater effectiveness and productivity.
There will be more details about this acquisition once we close and satisfy the customary regulatory requirements involved. In the end, out strategic mission remains the same — to provide disruptively great value to our customers... while balancing our financial goals of liquidity, profitability, growth. Thanks and we welcome your questions as always.
Rob
Additional Information
The planned tender offer described in this blog posting has not yet commenced. The description contained in this blog posting is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.